EXHIBIT 21
LIST OF SUBSIDIARIES

JURISDICTION OF
NAME OF SUBSIDIARY	INCORPORATION	STATUS
Denbury Gathering & Marketing, Inc.	Delaware	Wholly owned subsidiary of Denbury Resources Inc. — parent company of Genesis Energy, Inc.
Genesis Energy, Inc.	Delaware	Wholly owned subsidiary of Denbury Gathering & Marketing, Inc. - holds 9.25% general partner interest of Genesis Energy LP and .01% general partner interest of Genesis Crude Oil LP
Denbury Operating Company	Delaware	Wholly owned subsidiary of Denbury Resources Inc. — operating holding company of limited liability companies
Denbury Onshore, L.L.C.	Delaware	Wholly owned subsidiary of Denbury Operating Company — onshore oil and gas properties
Denbury Marine, L.L.C.	Louisiana	Wholly owned subsidiary of Denbury Operating Company — marine company
Tuscaloosa Royalty Fund L.L.C.	Delaware	Wholly owned subsidiary of Denbury Operating Company